

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2019

John Rice
Chief Executive Officer
Sigma Labs, Inc.
3900 Paseo del Sol
Santa Fe, New Mexico 87507

      Re: Sigma Labs, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2018
          Filed April 1, 2019
          Form 10-Q for Fiscal Quarter Ended March 31, 2019
          Filed May 15, 2019
          File No. 001-38015

Dear Mr. Rice:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

Intellectual Property, page 14

1.   Please disclose the duration of the patents in your intellectual property portfolio. Please see Item 101(h)(4)(vii) of Regulation S-K.

Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 25

2.   Please expand your disclosure of market information to include the range of high and low bid information of your registered common stock for each full quarterly period over the last two fiscal years. Please see Item 201(a)(iii) of Regulation S-K.

<u>Form 10-Q for Fiscal Quarter Ended March 31, 2019</u>

<u>Note 4 - Stockholders' Equity</u>
<u>Deferred Compensation, page 9</u>

3.   Please provide us with a better understanding of the nature, terms, and recipients of the shares of common stock issued with restrictions that generated $78,000 in compensation expense for the first quarter of fiscal year 2019 and a prepaid asset of $225,000 as of March 31, 2019. In addition, please provide us with your analysis of your accounting for these transactions, including the specific reference to the authoritative literature.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Tracey Houser, Staff Accountant, at (202) 551-3736 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Frank Pigott, Staff Attorney, at (202) 551-3570 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing and
                                        Construction

cc: Darren Freedman